02023471

UNITED STATES
[redacted]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# INUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 8 2002
DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
|---|
| 8- 34029 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING September 30, 2000 (MM/DD/YY) AND ENDING September 28, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AmeriVest, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

| Omaha | Nebraska | 68127 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. MacDonald (402) 597-7781
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

| 2000 First National Center | Omaha | Nebraska | 68102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, John R. MacDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmeriVest, Inc., as of September 28, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Cheryl L Smith
Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 2000
1620 Dodge Street
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 346-0711
(402) 344-0372
www.us.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

AmeriVest, Inc.
Omaha, Nebraska

We have audited the following financial statements of AmeriVest, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 28, 2001 and September 29, 2000, and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AmeriVest, Inc. at September 28, 2001 and September 29, 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of AmeriVest, Inc. as of September 28, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:



This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
October 23, 2001

## AMERIVEST, INC.
**(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)**

**STATEMENTS OF FINANCIAL CONDITION**
**AS OF SEPTEMBER 28, 2001 AND SEPTEMBER 29, 2000**

| ASSETS | 2001 | 2000 |
|---|---|---|
| Cash and Cash Equivalents | $ 100,210 | $ 72,656 |
| Goodwill - Net of accumulated amortization of $38,100 and $31,750, respectively | 88,900 | 95,250 |
| Other Assets | 21 | 25 |
| Total Assets | $ 189,131 | $ 167,931 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Commitments and Contingencies | | |
| Stockholder's Equity: | | |
| Common Stock, no par value, authorized 1,000,000 shares; 100,000 shares issued and outstanding | $ 19,705 | $ 19,705 |
| Additional Paid-In Capital | 152,000 | 127,000 |
| Retained Earnings | 17,426 | 21,226 |
| Total Stockholder's Equity | $ 189,131 | $ 167,931 |

See notes to financial statements.

## AMERIVEST, INC.
**(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)**

**STATEMENTS OF OPERATIONS**
**YEARS ENDED SEPTEMBER 28, 2001 AND SEPTEMBER 29, 2000**

| | 2001 | 2000 |
|---|---|---|
| Operating Revenues: | | |
| Commissions | $ 601,783 | $ 955,134 |
| Rebates from affiliated company | 486,609 | 38,569 |
| Other | 105,538 | 110,977 |
| Total Operating Revenues | 1,193,930 | 1,104,680 |
| Operating Expenses: | | |
| Employee compensation and benefits | 383,611 | 374,171 |
| Clearance charges from affiliated company | 61,050 | 68,683 |
| Communications | 42,140 | 43,160 |
| Data processing charges from affiliated company | 95,538 | 39,725 |
| Administrative charges from Parent and affiliated company, net | 531,896 | 499,729 |
| Occupancy and equipment costs | 29,049 | 29,151 |
| Regulatory fees and expenses | 19,650 | 20,776 |
| Amortization of goodwill | 6,350 | 6,350 |
| Other | 26,755 | 25,117 |
| Total Operating Expenses | 1,196,039 | 1,106,862 |
| Loss Before Provision for Income Taxes | (2,109) | (2,182) |
| Provision for Income Taxes | 1,691 | 1,575 |
| Net Loss | $ (3,800) | $ (3,757) |

See notes to financial statements.

## AMERIVEST, INC.
**(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)**

### STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
### YEARS ENDED SEPTEMBER 28, 2001 AND SEPTEMBER 29, 2000

| | Total | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|---|
| Balance, September 24, 1999 | $ 171,688 | $ 19,705 | $ 127,000 | $ 24,983 |
| Net loss | (3,757) | - | - | (3,757) |
| Balance, September 29, 2000 | 167,931 | 19,705 | 127,000 | 21,226 |
| Contribution of Capital by Parent Company | 25,000 | - | 25,000 | - |
| Net loss | (3,800) | - | - | (3,800) |
| Balance, September 28, 2001 | $ 189,131 | $ 19,705 | $ 152,000 | $ 17,426 |

See notes to financial statements.

## AMERIVEST, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

### STATEMENTS OF CASH FLOWS
### YEARS ENDED SEPTEMBER 28, 2001 AND SEPTEMBER 29, 2000

| | 2001 | 2000 |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net loss | $ (3,800) | $ (3,757) |
| Adjustments to reconcile net loss to net cash flows from operating activities: | | |
| Amortization of goodwill | 6,350 | 6,350 |
| Change in other assets | 4 | 14 |
| Net cash flows from operating activities | 2,554 | 2,607 |
| Cash Flows from Financing Activities: | | |
| Capital contributed by Parent Company | 25,000 | - |
| Net Increase in Cash and Cash Equivalents | 27,554 | 2,607 |
| Cash and Cash Equivalents at Beginning of Year | 72,656 | 70,049 |
| Cash and Cash Equivalents at End of Year | $ 100,210 | $ 72,656 |
| Supplemental Cash Flow Information: | | |
| Income taxes paid | $ 1,691 | $ 1,575 |

See notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS
## YEARS ENDED SEPTEMBER 28, 2001 AND SEPTEMBER 29, 2000

### 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AmeriVest, Inc. (the "Corporation") is a wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company") and is an introducing broker-dealer that provides discount securities brokerage and related financial services.

The financial statements include material related party transactions consisting of certain amounts which represent allocations made from or to affiliated companies. Such amounts are settled at the end of each reporting period. Accordingly, there were no amounts due to or due from affiliated companies as of September 28, 2001 or September 29, 2000.

The Corporation executes and clears trades through an affiliated brokerage firm, Advanced Clearing, Inc. Therefore, the Corporation is not subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, as it is exempt under paragraph (k)(2)(ii) of the Rule.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 28, 2001 or September 29, 2000 or during the years then ended.

The Corporation reports on a fifty-two/fifty-three week year. The fiscal years ended September 28, 2001 and September 29, 2000 contained fifty-two weeks and fifty-three weeks, respectively.

The Corporation considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Corporation considers the amounts presented for financial instruments on the Statements of Financial Condition to be reasonable estimates of fair value.

Goodwill is amortized on a straight-line basis over a twenty year period.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" that requires goodwill not be amortized, but rather be subject to an annual impairment test. The Corporation adopted SFAS No. 142 on September 29, 2001. The adoption of SFAS No. 142 will eliminate goodwill amortization of $6,350 from the Statement of Operations in fiscal 2002.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis. The effective tax rate differs from the statutory tax rate due to nondeductible goodwill.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain items in the prior year's financial statements have been reclassified to conform to the fiscal 2001 presentation.

## 2. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 28, 2001 and September 29, 2000, the Corporation had net capital of $100,231 and $72,681, respectively. The Corporation had a net capital requirement of $50,000 as of September 28, 2001 and September 29, 2000.

## 3. EMPLOYEE BENEFIT PLAN

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution and matching contributions are determined at the discretion of the Parent Company's Board of Directors. Profit-sharing expense for the year ended September 28, 2001 was $7,028. There was no profit-sharing expense for the year ended September 29, 2000. There was no 401(k) expense for the years ended September 28, 2001 and September 29, 2000.

The Corporation's employees participate in the Parent Company's stock option and incentive plans. The Corporation generally recognizes no compensation expense relating to the plans.

## 4. COMMITMENTS AND CONTINGENCIES

The Corporation is a party to legal matters arising in the ordinary course of its business. In management's opinion, the Corporation has adequate legal defenses respecting these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's results of operations or its financial position.

In the normal course of business, the Corporation's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation leases certain computer and office equipment under various operating leases and rents it's facilities through an affiliated company on a month-to-month basis. The Corporation's total rental expense was $27,786 and $27,003 for the years ended September 28, 2001 and September 29, 2000, respectively.

## 5. RELATED PARTY TRANSACTIONS

The following related party transactions at September 28, 2001 and September 29, 2000 are included in the accompanying financial statements:

| | 2001 | 2000 |
|---|---|---|
| Rebates - affiliated company | $ (486,609) | $ (38,569) |
| Clearance charges from affiliated company | 61,050 | 68,683 |
| Data processing charges from affiliated company | 95,538 | 39,725 |
| Affiliate administrative allocation | 463,896 | 434,729 |
| Parent administrative allocation | 68,000 | 65,000 |

The administrative charges vary with the level of the Corporation's operations. Amounts are settled with the affiliated companies at the end of each reporting period. Accordingly, there were no amounts due to or due from affiliated companies as of September 28, 2001 or September 29, 2000.

Advanced Clearing, Inc., an affiliate, gives a rebate to the Corporation of net interest income earned on the Corporation's customer account balances and of commissions based on transaction volume.

The Corporation's common stock has been pledged as collateral on the Parent Company's revolving line of credit.

# AMERIVEST, INC.

**(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)**

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF SEPTEMBER 28, 2001

| | |
|---|---|
| Aggregate Indebtedness | $ - |
| Stockholder's Equity | $ 189,131 |
| Capital Charges - Other deductions and/or charges | 88,900 |
| Net Capital | $ 100,231 |
| Minimum Net Capital Requirement | $ 50,000 |
| Net Capital in Excess of Requirement | $ 50,231 |
| Ratio of Aggregate Indebtedness to Net Capital | Nil |

### Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part IIA FOCUS Report filing as of September 28, 2001.

## INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

AmeriVest, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of AmeriVest, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) for the year ended September 28, 2001, on which we issued our report dated October 23, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
October 23, 2001

# AMERIVEST, INC.

**Financial Statements for the Years Ended
September 28, 2001 and September 29, 2000
and Supplemental Schedule and
Supplemental Report on Internal Control
for the Year Ended September 28, 2001
and Independent Auditors' Report**